UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11921

E*TRADE Financial, LLC

(Exact name of registrant as specified in its charter)

671 N. Glebe Road

Arlington, Virginia 22203

(646) 521-4340

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On February 20, 2020, E*TRADE Financial Corporation (“E*TRADE”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Morgan Stanley and Moon-Eagle Merger Sub, Inc. (“Merger Sub”), pursuant to which, on October 2, 2020, Merger Sub merged with and into E*TRADE, with E*TRADE continuing as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, immediately following the effective time of the Merger, E*TRADE merged with and into Moon-Eagle Merger Sub II, LLC, a newly established wholly owned subsidiary of Morgan Stanley (the “Registrant”), with the Registrant continuing as the surviving entity with the name “E*TRADE Financial, LLC.”

On October 2, 2020, The NASDAQ Stock Market LLC filed a Form 25 to remove E*TRADE’s Common Stock, par value $0.01 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

The Registrant is a wholly owned subsidiary of Morgan Stanley and, as such, has fewer than 300 record holders. Therefore, the Registrant’s Section 15(d) reporting obligation for its Common Stock, par value $0.01 per share, has been suspended pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i).

Pursuant to the requirements of the Securities Exchange Act of 1934, E*TRADE Financial, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 12, 2020

E*TRADE FINANCIAL, LLC

By:	/s/ Sebastiano Visentini
Sebastiano Visentini
Vice President